Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six
weeks ended
November 28, 2010
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$502.5
Add (deduct):
Fixed charges	135.6
Distributed income of equity method investees	8.1
Capitalized interest	(7.0)

Earnings available for fixed charges (a)	$639.2

Fixed charges:
Interest expense	$109.7
Capitalized interest	7.0
One third of rental expense (1)	18.9

Total fixed charges (b)	$135.6

Ratio of earnings to fixed charges (a/b)	4.7

(1)	Considered to be representative of interest factor in rental expense.

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